Exhibit 99.9

ZenaTech’s ZenaDrone Prepares the IQ Quad Land Survey Drone for Submission for Blue UAS Certification to Enable U.S. Government and Defense Procurement Readiness

Vancouver, British Columbia, (June 16, 2026) -- ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) ("ZenaTech"), a technology solution provider specializing in AI (Artificial Intelligence) drone, Drone as a Service (DaaS), enterprise SaaS, and Quantum Computing solutions, today announces that its U.S.-based subsidiary, ZenaDrone, is preparing to initiate the Blue UAS (Uncrewed Aircraft System) certification application for its IQ Quad drone to enable future U.S. defense agency and government procurement list inclusion. The IQ Quad, which was announced earlier this year, is an autonomous AI drone purpose-built for fast and accurate land surveys and geospatial mapping applications.

Currently it is undergoing flight performance and payload sensor integration testing, as well as finalized bill of material documentation as the company prepares application submission under the Green-to-Blue UAS pathway framework. The Blue UAS conferred by the U.S. Department of Defense (DoD) is deemed the most important of the two, opening up a broader range of opportunities for defense agency use.

"Preparing the IQ Quad to enter the Blue UAS certification process is an important step in expanding our portfolio of trusted, NDAA-compliant drone solutions for U.S. government and defense agency customers," said CEO Shaun Passley, Ph.D., ZenaTech CEO. "We believe having the Blue UAS certification will offer us opportunities to sell the IQ Quad to U.S. government organizations such as the Army Corps of Engineers, the Air Force Civil Engineer Center, the U.S. Geological Survey, and the Bureau of Land Management, all of which require secure, high-precision geospatial mapping and land surveying capabilities. As federal agencies continue to modernize critical infrastructure and engineering operations, we believe this drone is well-positioned to deliver the mission-critical data and operational efficiency increasingly in demand."

Management believes there are many U.S. government and defense agencies with growing requirements for secure, NDAA-compliant drone solutions to support a variety of applications. As well as land surveying and geospatial mapping, these include terrain modeling, construction planning, airfield and base mapping, utility and asset management, environmental monitoring, and disaster response needs. The IQ Quad platform capability to quickly and efficiently collect high-resolution geospatial data positions it to support mission-critical engineering, installation management, and infrastructure modernization initiatives across the U.S. defense ecosystem.

The IQ Quad is a compact multi-mission quadcopter designed for rapid deployment and precision geospatial data collection across government and infrastructure environments. The platform is engineered for advanced mapping, land surveying, terrain modeling, infrastructure inspection, construction planning, and environmental monitoring applications. It features a modular and interchangeable payload architecture for high-resolution imaging, AI-assisted autonomy, and secure communications capabilities designed for field operations in complex environments.

ZenaDrone currently has three drone platforms in the multi-month process of evaluation for the Green-to-Blue UAS certification administered by the Association for Uncrewed Vehicle Systems International (AUVSI) and the DoD. The certification process, in part, verifies that advanced cybersecurity controls and supply-chain documentation are in place, with only domestic or cleared suppliers. Blue UAS certification establishes National Defense Authorization Act (NDAA) compliance and clears a “made in America” drone manufacturer for direct procurement by U.S. defense agencies, federal departments, and allied government buyers.

About ZenaTech

ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) is a technology company that specializes in AI autonomy drone platforms to transform industrial, government, and defense sectors. Its subsidiaries include drone manufacturing through ZenaDrone, a global Drone as a Service (DaaS) business, and a separate enterprise SaaS division of multiple software brands. The Company is executing an acquisition-led DaaS roll-up strategy to digitize and automate legacy service industries like land surveys and inspections, driving drone-based scalable, recurring revenue growth. With an operating footprint spanning North America, Europe, the Middle East, and Asia, ZenaTech is advancing AI drones for agriculture and logistics, as well as ISR, cargo, and counter-UAS applications for U.S. defense and NATO allies. The company is investing in next-generation technologies, including drone swarms, quantum computing, and advanced AI autonomy to capture long-term opportunities in key markets through its R&D initiatives.

About ZenaDrone

ZenaDrone, a subsidiary of ZenaTech, develops and manufactures AI-powered multifunction autonomous drone solutions integrating machine learning, predictive analytics, and advanced computing technologies, for government, defense, and industrial applications. This includes multifunctional drones for surveying, inspections, logistics, security, and defense applications. Its product portfolio includes the ZenaDrone 1000 for ISR defense and specialized cargo, the IQ Nano for indoor inventory management and security, the IQ Square for outdoor inspections and maintenance, the IQ Quad for land surveying, and the IQ Aqua for underwater applications. ZenaDrone operates three global manufacturing facilities in Arizona, Dubai, and Taiwan, and is advancing counter-UAS maritime interceptor drones and an integrated defense system.

Contacts for more information:

Company, Investors, and Media:

Linda Montgomery

ZenaTech

312-241-1415

investors@zenatech.com

Investors:

Michael Mason

CORE IR

investors@zenatech.com

Safe Harbor

This press release and related comments by management of ZenaTech, Inc. include “forward-looking statements” within the meaning of U.S. federal securities laws and applicable Canadian securities laws. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. This forward-looking information relates to future events or future performance of ZenaTech and reflects management’s expectations and projections regarding ZenaTech’s growth, results of operations, performance, and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “aim”, “seek”, “is/are likely to”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other comparable terminology intended to identify forward-looking statements.  Forward-looking information in this document includes, but is not limited to ZenaTech’s expectations regarding its revenue, expenses, production, operations, costs, cash flows, and future growth; expectations with respect to future production costs and capacity; ZenaTech's ability to deliver products to the market as currently contemplated, including its drone products including ZenaDrone 1000, IQ Square, IQ Quad, IQ Aqua, IQ Nano, ZenaDrone 2000, IQ Glider, and Interceptor P-1; ZenaTech's ability to develop products for markets as currently contemplated; ZenaTech’s anticipated cash needs and it’s needs for additional financing; ZenaTech’s intention to grow the business and its operations and execution risk; expectations with respect to future operations and costs; the volatility of stock prices and market conditions in the industries in which ZenaTech operates; political, economic, environmental, tax, security, and other risks associated with operating in emerging markets; regulatory risks; unfavorable publicity or consumer perception; difficulty in forecasting industry trends; the ability to hire key personnel; the competitive conditions of the industry and the competitive and business strategies of ZenaTech; ZenaTech’s expected business objectives for the next twelve months; ZenaTech’s ability to obtain additional funds through the sale of equity or debt commitments; investment capital and market share; the ability to complete any contemplated acquisitions; changes in the target markets; market uncertainty; ability to access additional capital, including through the listing of its securities in various jurisdictions; management of growth (plans and timing for expansion); patent infringement; litigation; applicable laws, regulations, and any amendments affecting the business of ZenaTech and other related risks and uncertainties disclosed under the heading “Risk Factors“ in the Company’s Form F-1, Form 20-F and other filings filed with the United States Securities and Exchange Commission (the “SEC”) on EDGAR through the SEC’s website at www.sec.gov. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.